Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit Globe Reports its Results for the Second Quarter 2018

Same property NOI growth of 3.1 % compared to the same period in 2017; Increase of approx. 7.4% in the Proportionate NOI; LTV (expanded solo) reduced from 53.4% to 52.1%; Occupancy increased by 1.4% compared with same period in 2017 to 96.3%

TEL-AVIV, ISRAEL; August 21, 2018 – Gazit Globe (NYSE/TSX/TASE: GZT), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in urban markets, announced today its financial results for the second quarter and six months ("Period") ended June 30, 2018.

Same Property NOI growth in the period of 3.1% compared to same period in 2017

Increase of approx. 7.4% in the Proportionate NOI (excluding Regency, including First Capital) in the quarter compared with the same quarter in 2017	Increase of approx. 2.9% in the NOI (consolidated, excluding Regency and First Capital) in the quarter compared with the same quarter in 2017

High occupancy rate of 96.3%, increase of 1.4% compared with June 30, 2017

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Economic FFO in the quarter * - no change compared to the same quarter in 2017, despite the sale of Regency and First Capital Shares. Increase of approx. 10.2% in the Pro-forma FFO excluding Regency	Economic FFO per share * in the quarter - Increase of approx. 2.2% compared to the same quarter in 2017 despite the sale of Regency and First Capital Shares (NIS). Increase of approx. 11.6% in the Pro-forma FFO per share excluding Regency

Economic FFO in the period * - decrease of 1.7% compared to the same quarter in 2017 due to the sale of Regency and First Capital Shares. Increase of approx. 8.6% in the Pro-forma FFO excluding Regency	Economic FFO per share * in the period - decrease of approx. 0.6% compared to the same period in 2017 due to the sale of Regency and First Capital Shares (NIS). Increase of approx. 9.8% in the Pro-forma FFO per share excluding Regency

(*) Economic FFO is presented based on management approach and EPRA, and includes Gazit’s proportionate share in Regency’s FFO which were disposed after the reporting date.

Net Debt to Total Assets (LTV) (Expanded Solo)	Net Debt to Total Assets (LTV) (Consolidated)

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Shareholder’s Equity in the period decreased by approx. NIS 684 million (US$ 187 million) due to the devaluation of Regency share price (which were disposed after the reporting date) and the devaluation of the BRL against the NIS	Shareholder’s Equity per Share in the period decreased by NIS 3.2 per share

Chaim Katzman, Founder and CEO Commented: “We are continuing to consistently implement the strategy of increasing the private real estate portfolio, while focusing on urban properties in major cities around the world, which are densely populated with strong demographics. During the quarter and subsequent thereto, our private subsidiaries have acquired unique properties at a cost exceeding NIS 1.4 billion and we have also realized our entire investment in Regency Centers. The private property component of the Company today constitutes 37% of the value of our holdings, and we expect to see this trend continue; at the same time, we will continue reducing the Company’s leverage in order to achieve an international credit rating. The operating results of the Company and of our private properties portfolio in particular are impressive. Same property NOI in the period grew by 3.1%, with noteworthy performances being achieved in Brazil and Israel where same property NOI grew by 13.9% and 4.9%, respectively. Same property turnover in Brazil and Israel rose 7.9% and 4.1% in the period, compared to the same period in the prior year, respectively. The occupancy rate rose 1.4% in the period and stands at 96.3%, a rising trend that is evident in all the regions where we operate. All of these provide us with evidence that our strategy is succeeding and that the properties we acquire, develop and manage are creating a continual rise in rentals and we anticipate that they will create a surplus yield that will continue for many years to come.”

Highlights

■	As of the publication of this report, the Company's share of private directly held investments is approx. 37% out of its assets value (expanded solo).

■	Investments in acquisition of real-estate in the Company and its wholly owned subsidiaries in the quarter and until the publication of this report totaled NIS 1,415 million (US$ 388 million):

Asset	Location	Acquisition Date	Cost (local currency, million)		Cost (million ILS)		Population in 3 miles	Avg. Household Income
The Edge	Brooklyn, NY	02/07/2018		$47		173	1,250,000		$100K
Ceasar’s Bay Baazar	Brooklyn, NY	05/06/2018		$41		150	700,000		$75K
43 Winter	Boston	01/06/2018		$3		12	439,802		$105K
467 Washington	Boston	01/06/2018		$17		61	439,802		$105K
Internacional	Sao Paulo, Brazil	02/04/2018	BRL	937		990	833,654	R$	47K
Neve Gan (land)	Ramat Hasharon, Israel	23/07/2018	ILS	30		30	486,197	NIS	151K
Total Investment					ILS	1,415

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As of June 30, 2018 the Company and its consolidated subsidiaries (i.e. excluding First Capital Realty) have ongoing development and redevelopment projects of approx. 149,000 sqm (Gazit's share is approx. 90,000 sqm) out of which approx. 59,000 sqm (Gazit's share is approx. 36,000 sqm) is coming online in 2018.

Acquisition, Development, Redevelopment and Capital Recycling Activities:

■	As of June 30, 2018, the Company and its consolidated subsidiaries (excluding First Capital) had two properties under development , one in Espoo, the greater Helsinki area in Finland, Lippulaiva, with a gross leasable area (GLA) of 44 thousand square meters and a total investment of NIS 915 million (US$ 250 million) which is expected to be completed in the third quarter of 2021 and which as of June 30, 2018 NIS 265 million (US$ 72 million) has been invested, and one in Tel Aviv, Israel, with a gross leasable area (GLA) of 2 thousand square meters and a total investment of NIS 111 million (US$ 30 million) which is expected to be completed in the fourth quarter of 2019 and which as of June 30, 2018 NIS 87 million (US$ 24 million) has been invested . In addition, the Company and its consolidated subsidiaries had six properties under redevelopment, one is in Gothenburg, Sweden which is expected to be open in the third quarter of 2018, three of them are in Warsaw, Poland, one is a part of G City in Rishon Lezion, Israel, and one is in Sao Paulo, Brazil, with a total GLA of 81 thousand square meters and a total investment of NIS 1,213 million (US$ 332 million) which as of June 30, 2018 NIS 798 million (US$ 218 million) has been already invested.

■	Same property sales in Brazil and Israel rose 5.9% and 3.6% in the quarter, compared to the comparable quarter in the prior year, respectively. Same property sales in Brazil and Israel rose 7.9% and 4.1% in the period, compared to the comparable period in the prior year, respectively.

■	The net fair value loss of investment property and investment property under development in the quarter was NIS 125 million (US$ 34 million), compared to a fair value loss of NIS 6 million (US$ 1.6 million) in the same quarter in 2017. The net fair value loss of investment property and investment property under development in the period was NIS 77 million (US$ 21 million) compared to a fair value gain of NIS 44 million (US$ 12 million) in the same period in 2017. The loss is primarily due to devaluations in Northern Europe non-core assets which were partially offset by revaluation gain in Central Europe and Germany.

■	As of the date of this announcement, the Company sold in 2018 18.5 million shares of Regency for total consideration of approximately $1,095 million (NIS 3.9 billion), and fully realized its investment in Regency.

Financials

■	Adjusted net income[1] in the quarter totaled NIS 87 (US$ 24 million). Adjusted net income[1] in the period totaled NIS 296 (US$ 81 million). Net Income attributable to shareholders in the quarter totaled NIS 72 million (US$ 19.7 million), or NIS 0.37 per diluted share (US$ 0.10), compared to a gain of NIS 371 million (US$ 102 million), or NIS 1.87 per diluted share (US$ 0.51 per share) in the same quarter in 2017. The decrease in Net income attributable to shareholders in the quarter is due to a lower fair value gain of investment property in First Capital of approximately NIS 203 million (US$ 56 million) and a decrease in the gain on financial derivatives of approximately NIS 40 million (US$ 11 million). Loss attributable to shareholders in the period totaled NIS 414 million (US$ 113 million), or NIS 2.14 per diluted share (US$ 0.59), compared to a gain of NIS 95 million (US$ 26 million), or NIS 0.44 per diluted share (US$ 0.12 per share) in the same period in 2017.

■	Consolidated cash flow from (used in) operating activities in the quarter totaled NIS (59) million (US$ 16 million), compared to NIS 180 million (US$ 49 million) in the same quarter in 2017. The negative operating cash flow is due to the timing of payments to third parties.

■	As of June 30, 2018, the Group had cash, cash equivalent and unused revolving credit facilities in the aggregate amount of NIS 10.4 billion (US$ 2.8 billion), of which NIS 6.6 billion (US$ 1.8 billion) was at the Company level and its wholly owned subsidiaries. In addition, First Capital had cash, cash equivalent and unused revolving credit facilities in the aggregate amount of NIS 1.4 billion (US$ 383 million).

■	The average annual interest rate (expanded solo) as of June 30, 2018 was 4.3%, compared to 4.9% as at June 30, 2017.

■	The Company will distribute a quarterly cash dividend of NIS 0.38 per share, payable on October 2, 2018 to shareholders of record as of October 17, 2018.

1 Net Income adjusted for impact of derivatives, changes in the fair value of Regency shares, net of tax, changes in fair value of investment property and indexation.

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Subsequent Events

■	Subsequent to June 30, 2018 the company sold 8.2 million shares of common stock of Regency Centers Corporation for a consideration of approximately $505 million (NIS 1.84 billion). Following these sales, the Company fully realized its investment in Regency.

■	Subsequent to June 30, 2018 the Company acquired approximately 10.4 million shares of Citycon for approximately 18.6 million Euro (approximately US$ 21 million), representing approximately 1.0% of the outstanding share capital of Citycon. Following these acquisitions, the Company holds approximately 47.4% of Citycon's outstanding shares.

■	On March 27, 2018, the Company’s Board of Directors approved a repurchase program for the Company's shares in an amount of up to NIS 250 million. The program is in effect until March 31, 2019. Purchases will be made under the program from time to time and at the discretion of the Company’s Management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). As of the publication of this report, the Company had repurchased 1.7 million shares in an amount of NIS 56.1 million under the program.

Economic FFO guidance

The Company as many other real estate companies in North America and Europe, presents FFO guidance.

The purpose of the Company’s guidance is to disclose Management’s view as to the expected financial and operating performance of the Company.

Presented below is the 2018 guidance, based on publicly available information and Management’s assessments, including the FFO guidance of public investees, where published, and on assumptions:

■	Exchange and interest rates known as of June 30, 2018.

■	No significant investments, acquisitions and disposals, other than development work.

■	Economic FFO according to the management approach includes the Company's share in Regency's FFO thru the disposals of Regency's share.

■	No material unexpected events in the business.

	1-6/18 Actual	4-6/18 Actual	2017 Actual	Previous 2018 Guidance	Updated 2018 Guidance
Economic FFO (NIS in million)	343	175	698	702-717	689-700
Economic FFO per share (NIS)	1.77	0.91	3.58	3.64-3.72	3.57-3.63

The Company's Economic FFO guidance has been updated due to disposal of Regency shares earlier than expected which lowered the FFO per share by approximately NIS 0.10 per share. The updated annual Economic FFO per share guidance was lowered from NIS 3.68 per share to NIS 3.57-3.63 per share.

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ACCOUNTING AND OTHER DISCLOSURES

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European real estate companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria. As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to generally accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, August 21th, 2018 at 5:00 pm Israel Time / 10:00 am US Eastern Time, to review the 2nd quarter ended June 30, 2018 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing: United States 1 888 668 9141, Canada 1 866 485 2399, United Kingdom 0 800 917 5108, International / Israel +972 3 9180610

A presentation and replay of the call will be available on the company’s website under "Investor Relations" at: www.gazitglobe.com

Webcast link: http://veidan-stream.com/gazitglobeq2-2018.html

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About Gazit Globe

Gazit Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in North America, Brazil, Israel, Northern, Central and Eastern Europe, located in urban growth markets. Gazit Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of June 30, 2018 Gazit Globe owns and operates 104 properties, with a gross leasable area of approximately 2.5 million square meters and a total value of approximately NIS 38.2 billion. In addition, as of June 30, 2018 the Company owned 32.5% of First Capital Realty Inc.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit Globe website at www.gazitglobe.com

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com

Gazit Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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